April 2, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Reebonz Holding Limited
Registration Statement on Form F-1
File No. 333-229839

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on March 27, 2019, in which we, Roth Capital Partners, LLC and Maxim Group LLC, as representatives of the underwriters of the offering, joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for Thursday, March 28, 2019, at 5:00 p.m., ET, or as soon thereafter as practicable. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron M. Gurewitz
Name: Title:	Aaron M. Gurewitz Head of Equity Capital Market

MAXIM GROUP LLC

By:	/s/ Cliff Teller
Name:	Cliff Teller
Title:	Managing Director